TEVA STRENGTHENS INJECTABLES PORTFOLIO WITH THE LAUNCH OF AN AUTHORIZED GENERIC OF
CUBICIN® (DAPTOMYCIN FOR INJECTION) IN THE UNITED STATES

Jerusalem, September 15, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced the launch of an authorized generic of Cubicin®1 (daptomycin for injection) 500 mg per vial in the United States.

Daptomycin for injection is an antibacterial drug indicated in adults for the treatment of complicated skin and skin structure infections (cSSSI) caused by susceptible isolates of the following Gram-positive bacteria: Staphylococcus aureus (including methicillin-resistant isolates), Streptococcus pyogenes, Streptococcus agalactiae, Streptococcus dysgalactiae subspecies equisimilis, and Enterococcus faecalis (vancomycin-susceptible isolates only).

Daptomycin for injection is indicated in adults for the treatment of Staphylococcus aureus bloodstream infections (bacteremia), including those with right-sided infective endocarditis, caused by methicillin-susceptible and methicillin-resistant isolates.

Daptomycin for injection is not indicated for the treatment of pneumonia. Daptomycin for injection is not indicated for the treatment of left-sided infective endocarditis (LIE) due to S. aureus. Daptomycin for injection has not been studied in patients with prosthetic valve endocarditis.

To reduce the development of drug-resistant bacteria and maintain the effectiveness of daptomycin for injection and other antibacterial drugs, daptomycin for injection should be used only to treat infections that are proven or strongly suspected to be caused by susceptible bacteria. When culture and susceptibility information is available, it should be considered in selecting or modifying antibacterial therapy. In the absence of such data, local epidemiology and susceptibility patterns may contribute to the empiric selection of therapy. Empiric therapy may be initiated while awaiting test results.

Teva remains committed to strengthening its generic injectable business globally with continued investment in newer, higher-value generic injectable products. Teva currently has 338 product registrations pending FDA approval and holds the leading position in first-to-file opportunities, with over 100 pending first-to-files in the U.S. Currently, 1-in-5 generic prescriptions dispensed in the U.S. is filled with a Teva generic product.

Daptomycin for injection had annual sales of approximately $1.2 billion in the United States, according to IMS data as of July 2016.

Selected Important Safety Information

Anaphylaxis/hypersensitivity reactions, which may be life-threatening, have been reported with daptomycin for injection use. If an allergic reaction occurs, discontinue daptomycin for injection and treat appropriately.

Myopathy and rhabdomyolysis have been reported with daptomycin for injection use. Monitor for muscle pain or weakness, particularly of the distal extremities. Monitor creatine phosphokinase (CPK) levels weekly and more frequently in patients with CPK elevations while on daptomycin for injection treatment and in those who received recent prior or concomitant HMG-CoA reductase inhibitors. In patients with renal impairment, monitor renal function and CPK levels more than once weekly. Discontinue daptomycin for injection in patients with unexplained signs and symptoms of myopathy with CPK levels >1,000 U/L (~5× ULN), and in patients without symptoms and CPK levels >2,000 U/L (10× ULN). In addition, consider temporarily suspending agents associated with rhabdomyolysis, such as HMG-CoA reductase inhibitors.

Eosinophilic pneumonia has been reported with daptomycin for injection use. Promptly evaluate patients who develop fever, dyspnea with hypoxic respiratory insufficiency, and diffuse pulmonary infiltrates and discontinue daptomycin for injection immediately. Treatment with systemic steroids is recommended. Recurrence of eosinophilic pneumonia upon re-exposure has been reported.

Peripheral neuropathy has been reported with daptomycin for injection use. Monitor for signs and symptoms of peripheral neuropathy.

Potential nervous and/or muscular system effects in patients younger than 12 months: Avoid use of daptomycin for injection in patients younger than 12 months due to the risk of potential effects on muscular, neuromuscular, and/or nervous systems (either peripheral and/or central) observed in neonatal dogs.

Clostridium difficile-associated diarrhea (CDAD), ranging from mild diarrhea to fatal colitis, has been reported with nearly all systemic antibacterial agents, including daptomycin for injection. Evaluate all patients who present with diarrhea following antibacterial use. Careful medical history is necessary because CDAD has been reported to occur more than two months after the administration of antibacterial agents. If CDAD is suspected or confirmed, antibacterial use not directed against C. difficile should be discontinued, if possible.

Patients with persisting or relapsing S. aureus bacteremia/endocarditis, possibly due to reduced daptomycin susceptibility, or poor clinical response should have repeat blood cultures. Appropriate surgical intervention and/or change in antibacterial regimen may be required. Failure of treatment due to persisting or relapsing S. aureus bacteremia/endocarditis may be due to reduced daptomycin susceptibility.

In the cSSSI and S. aureus bacteremia/endocarditis trials, decreased efficacy was observed in daptomycin for injection-treated patients with moderate baseline renal impairment (CrCL <50 mL/min).

Adverse Reactions: The most clinically significant adverse reactions observed with daptomycin for injection 4 mg/kg (cSSSI trials) and 6 mg/kg (S. aureus bacteremia/endocarditis trial) were abnormal liver function tests, elevated CPK, and dyspnea.

CrCL=creatinine clearance; HMG-CoA=3-hydroxy-3-methylglutaryl-coenzyme A; ULN=upper limit of normal.

For more information, please see the accompanying Full Prescribing Information.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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[1]	Cubicin® is a registered trademark of Merck Sharp & Dohme Corp.